morphosys

RECEIVED

2007 OCT 16 A 11:55

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

Fedex!!

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

07027146

10 October, 2007

MorphoSys AG: 082-34915

SUPPL

Dear Madam,

Dear Sir,

Please find enclosed all publications made available to our shareholders since our last report.

If you have further questions please do not hesitate to contact us.

Best regards -

MorphoSys AG

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

pp Dr. Claudia Gutjahr-Löser	Gerlinde Haring
Head of Corporate Communications	Team Assistant Corporate Communications
Tel.: +49 89 899 27-122 Fax: +49 89 899 27-5122 gutjahr@morphosys.com	Tel.: +49 89 899 27-404 Fax: +49 89 899 27-5404 gerlinde.haring@morphosys.com

Enclosure
MorphoSys AG (082-34915)

- Press Release(s):

10/08/2007	MorphoSys Enters Therapeutic Research Collaboration on Novel Target Molecule with Genesis Research
09/26/2007	MorphoSys Granted Further U.S. Patent for its Core Antibody Technology HuCAL
09/18/2007	MorphoSys Announces Clinical Milestone in Antibody Program - Fourth HuCAL-based Antibody to Begin Clinical Trials

10 Oct, 2007 (GHR)

GENESIS

morphosys

Press Release
Martinsried/Munich, Germany, and Auckland, New Zealand, October 8, 2007

MorphoSys Enters Therapeutic Research Collaboration on Novel Target Molecule with Genesis Research

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today announced the signing of a research collaboration with New Zealand-based Genesis Research and Development Corporation Ltd. (New Zealand Stock Exchange: GEN). Under the terms of the agreement, Genesis will continue to use HuCAL-based antibodies originally generated by the MorphoSys business unit AbD Serotec against the human fibroblast growth factor receptor FGFR5 for target validation and pre-clinical studies as part of its proprietary Zyrogen program. In this program, Genesis is investigating the development of therapeutic antibodies specific for the target molecule FGFR5, which is implicated in various autoimmune and bone-related diseases. Based on the scientific data generated by Genesis during the collaboration, the parties will discuss further development of the therapeutic program. Financial details of the agreement were not disclosed.

The underlying target molecule FGFR5 (fibroblast growth factor receptor 5), a cell surface protein expressed by stromal cells of the hemopoietic system, was originally identified by Genesis from its proprietary EST databases. Genesis has carried out extensive studies to characterize the molecule's interactions with different cell types and tissues, suggesting that it is a therapeutic target for diseases such as osteoporosis, systemic lupus erythematosus, rheumatoid arthritis and multiple sclerosis. With the signing of this agreement, Genesis will continue to extend its strong patent position around this molecule using the HuCAL antibodies and will further validate its approach through *in vitro* and *in vivo* studies as a necessary prelude to a clinical development program.

"The collaboration with Genesis provides us with access to an innovative and scientifically attractive target molecule which may lead to lucrative future commercial opportunities for MorphoSys," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "At the same time, it is a further example of the synergies arising between our two business segments, as satisfied AbD Serotec customers decide to partner with MorphoSys for the development of their therapeutic or diagnostic projects."

"AbD Serotec have provided excellent technical advice and service", said Stephen Hall, Chief Executive Officer of Genesis Research. "We value the opportunity to work with MorphoSys Group to develop our therapeutic monoclonal antibodies which have great potential to help treat several diseases where there are limited treatments."

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and

therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world's largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

About Genesis Research:

Genesis Research is a New Zealand-based biotechnology company, listed on the New Zealand and Australian stock exchanges. Since Genesis was established in 1994, it has built a broad therapeutic development platform targeting immune disorders and cancer and is developing RNAi therapeutics. Genesis has undertaken ten clinical trials in New Zealand and other countries, including seven at phase II, in collaboration with a number of international companies including Immunex (now Amgen) and Corixa (now GSK). Genesis has also worked with CSL, EvoGenix, Jurox and other Australian groups. Genesis has 4 issued patents on FGFR5 and several other patents pending that make claims to the therapeutic use of FGFR5 or FGFR5 antagonists in a variety of disorders. For further information see www.genesis.co.nz

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Genesis Research & Development

Stephen Hall
Chief Executive
Tel: +64 21 715 725
s.hall@genesis.co.nz

Dr. Greg Murison
Chief Scientific Officer
Tel: +64 21 227 7484

morphosys

Press Release
Martinsried/Munich, Germany, September 26, 2007

MorphoSys Granted Further U.S. Patent for its Core Antibody Technology HuCAL

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that the U.S. Patent & Trademark Office has granted a fifth U.S. patent stemming from MorphoSys's base HuCAL (Human Combinatorial Antibody Library) patent family, providing extended protection to MorphoSys's core technology. The new patent (US 7,264,963) captures HuCAL's modular design at the DNA level, providing solid product claim protection in the U.S.

MorphoSys' HuCAL libraries comprise highly diverse, fully human synthetic antibodies that are highly engineerable through their modular CDR design. Its most advanced marketed version, HuCAL GOLD, in combination with MorphoSys's proprietary phage display technology, CysDisplay®, provide rapid access to fully human antibodies as research tools, diagnostics and therapeutics. A first HuCAL patent, which is now complemented by the new patent, was issued by the U.S. Patent Office in 2001. HuCAL patents have been granted in the United States, in Australia and at the European Patent Office. To date, MorphoSys has had more than fifteen granted patents and has more than 40 applications pending worldwide.

"This new patent provides us with another solid layer of protection of our proprietary core technology, HuCAL, in the United States, a further example of the pioneering nature of HuCAL. We will carry on with this process, continuing to build a strong intellectual property portfolio around HuCAL and our other antibody-related technologies," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world's largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, September 18, 2007

MorphoSys Announces Clinical Milestone in Antibody Program

Fourth HuCAL-based Antibody to Begin Clinical Trials

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today that a HuCAL GOLD-derived fully human antibody against a non-disclosed target molecule in the therapeutic area of oncology has been advanced to a Phase 1 clinical trial. This Investigational New Drug application filing, resulting from MorphoSys collaboration with Novartis, triggers a clinical milestone payment to MorphoSys.

In May 2004, Novartis and MorphoSys signed a wide-ranging strategic antibody alliance to jointly develop new antibody-based therapeutics to treat a range of illnesses. As part of the collaboration, Novartis acquired an equity stake in MorphoSys of approximately EUR 9 million. In June 2006, MorphoSys and Novartis expanded the collaboration to include a greater number of new therapeutic antibody projects annually – resulting in increased Novartis funding for research at MorphoSys. The collaboration is scheduled to continue through May 2011.

"Seeing the first IND filing for a therapeutic program within our partnership with Novartis just three years after the initiation of the collaboration is an outstanding achievement and underscores the effectiveness and productivity of this highly interactive alliance," commented Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys AG. "Today's news exemplifies the drug development strength of our HuCAL GOLD technology to deliver antibody lead candidates that can advance quickly from the antibody generation stage through pre-clinical testing to clinical trials."

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world's largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this

release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

END